

SECU[illegible] 07004585 [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Financial Group, Inc., dba Mariner Investment Group

OFFICIAL USE ONLY
35993
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway, Suite 400
(No. and Street)

Houston, Texas 77024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Moore, 713-920-9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reimer, McGuinness, and Associates, P.C.
(Name – *if individual, state last, first, middle name*)

3200 Southwest Freeway, Suite 3200, Houston, TX 77027
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, Inc., dba Mariner Investment Group, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTINA O'NEILL
Notary Public, State of Texas
My Commission Expires
August 27, 2008

Signature

Pres

Title

Christina O'Neill

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARINER FINANCIAL GROUP, INC.
dba Mariner Investment Group

AUDITED FINANCIAL STATEMENTS

December 31, 2006

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CONTENTS

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Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Mariner Financial Group, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Mariner Financial Group, Inc., dba Mariner Investment Group (the "Company") as of December 31, 2006 and the related statement of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc., dba Mariner Investment Group as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
January 26, 2007

3200 Southwest Freeway · Suite 3200 · Houston, Texas 77027 · 713.554.9010 · Fax 713.554.9020 · www.rma-cpa.com

Mariner Financial Group, Inc
dba Mariner Investment Group
Statement of Financial Condition
December 31, 2006

Assets		
Cash and Cash Equivalents	$	79,236
Restricted Cash		25,000
Marketable Securities		-
Commissions Receivable		61,770
Related Party Receivable		80,000
Employee Advances		20,624
Furniture and equipment, net		23,947
Total Assets	$	290,577
Liabilities		
Commissions Payable	$	43,901
Payroll Taxes Payable		1,417
Income Taxes Payable (including deferred taxes of $2,680)		10,066
Total Liabilities		55,384
Stockholders' Equity		
Preferred Stock, Series A, No. Par Value; 10,000 Shares Authorized 200 Shares Issued and Outstanding		5,000
Common Stock, No Par Value, 1,000,000 Shares Authoirized 10,000 Shares Issued and Outstanding		7,200
Retained Earnings		226,293
Net Unrealized Losses on Available for Sale Securities		(3,300)
Total Stockholder's Equity		235,193
Total Liabilities and Stockholders' equity	$	290,577

See Independent Auditors' Report and Notes to Financial Statements.

Mariner Financial Group, Inc
dba Mariner Investment Group
Statement of Operations
For Year Ended December 31, 2006

Revenues	
Commissions	$ 746,107
Total Revenues	746,107
Operating Expenses	
Commissions	636,334
General and administrative	84,347
Total Operating Expenses	720,681
Income from Operations	25,426
Other Income:	
Interest Income	2,585
Income Before Provision for Income Taxes	28,011
Provision for Income taxes	(6,765)
Net Income	$ 34,776

Mariner Financial Group, Inc
dba Mariner Investment Group
Statement of Changes in Shareholders' Equity
For Year Ended December 31, 2006

	Preferred Stock	Common Stock	Retained Earnings	Net Unrealized Losses on Available for Sale Securities	Total Stockholders' Equity
Balance, Beginning of the Year	$ 5,000	$ 7,200	$ 241,517	$ (3,300)	$ 250,417
Net income	-	-	34,776	-	34,776
Dividends			(50,000)		(50,000)
Balance, End of Year	$ 5,000	$ 7,200	$ 226,293	$ (3,300)	$ 235,193

See Independent Auditors' Report and Notes to Financial Statements.

Mariner Financial Group, Inc.
dba Mariner Investment Group
Statement of Cash Flows
For Year Ended December 31, 2006

Cash flows from operating activities	
Net Income	$ 34,776
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,061
Decrease (increase) in commissions receivable	1,358
Decrease (increase) in related party recievable	(80,000)
Decrease (increase) in employee advances	(546)
Increase (decrease) in payroll taxes payable	437
Increase (decrease) in commissions payable	35,378
Increase (decrease) in deferred income tax payable	(8,500)
Net cash provided by operating activities	(9,036)
Cash flows from financing activities	
Bank overdraft	(17,268)
Payment of dividends	(50,000)
Net cash used in financing activities	(67,268)
Net increase (decrease) in cash	(76,304)
Cash and cash equivalents, beginning of year	180,540
Cash and cash equivalents, end of year	$ 104,236

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mariner Financial Group, Inc. (the "Company") is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Company was registered as a Corporation in 1994. Substantially all of the Company's customers are located in Texas. The Company is a member of the National Association of Securities Dealers, Inc. (the "NASD").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

All trades are cleared through an independent clearing firm. As such, the Company does not hold or deliver securities or funds for any of its customers. The Company recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment (continued)

At December 31, 2006, property and equipment consists of the following:

Office Furniture and Computer Equipment	$ 15,932
Vehicle	31,500
	47,432
Less: Accumulated Depreciation	(23,485)
Property and Equipment, Net	$ 23,947

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized based on the differences between the financial statements and income tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The provision for income tax represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of a single security which is classified as available for sale and is reported at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Company has not incurred losses related to these deposits.

The Company's receivables were due from commissions earned from the trade of securities and consulting services. Although the Company is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2006. For the year ended December 31, 2006, four customers accounted for 39% of revenues.

NOTE 3 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Company is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Company's net capital exceeded the required net capital by $105,622 at December 31, 2006. The Company's net capital ratio was 0.52 to 1 at December 31, 2006.

NOTE 4 – MARKETABLE SECURITIES

The following is a summary of marketable securities as of December 31, 2006:

Cost Basis	$ 3,300
Gross Unrealized Losses	(3,300)
Total	$ -

NOTE 5 – INCOME TAXES

The provision for income taxes consists of the following:

Deferred Tax Benefit	$ (14,151)
Current Tax Expense	7,386
Total	$ (6,765)

Deferred taxes in the balance sheet are classified based upon the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based upon the estimated period of reversal. The major temporary differences that give rise to deferred tax liabilities include use of the cash basis of accounting for income tax reporting and accrual basis for financial reporting.

The classification of income taxes payable at December 31, 2006 consists of the following.

Federal Income Tax Liability	$ (7,386)
Deferred Tax Liability	(2,680)
	$ (10,066)

NOTE 6 – PREFERRED STOCK

The Company has authorized 1,000,000 shares of preferred stock of which 10,000 shares have been designated as non voting Series A Preferred shares. Preferred stockholders of this series re entitle to receive dividends at a rate of .0025 percent of the company's net income from investment banking per share payable at the Board of Director's discretion. These dividends are non-cumulative. These shares have no preference upon liquidation or dissolution.

The Board of Directors has the authority to prescribe the rights, provision, and preferences of future series of preferred stock.

Mariner Financial Group, Inc.
dba Mariner Investment Group
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2006

Computation of Net Capital:	
Total Stockholders' Equity	$ 235,193
Non Allowable (Employee Advances, Related Party Receivable and Fixed Assets)	(124,571)
Net capital	$ 110,622
Computation of Aggregate Indebtedness:	
Total aggregate liabilities	$ 55,384
Total aggregate indebtedness	55,384
Computation of Basic Net Capital Requirements:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	3,692
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	105,622
RATIO:	
Aggregate Indebtedness to Net Capital	0.52
Reconciliation with Company's Computation:	
(included in Part II of Form X - 17A-5 as of December 31, 2006)	
Net capital, reported in Company's Part II (unaudited) Focus Report	103,187
Receivables	2,551
Commissions Payable	17,869
Deferred Income Tax	(13,300)
Other	315
Net capital per above	$ 110,622

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

At December 31, 2006, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Mariner Financial Group, Inc.
Houston, TX

In planning and performing our audit of the financial statements and supplemental schedules of Mariner Financial Group, Inc., dba Mariner Investment Group for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3200 Southwest Freeway · Suite 3200 · Houston, Texas 77027 · 713.554.9010 · Fax 713.554.9020 · www.rma-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Mariner Financial Group, Inc., dba Mariner Investment Group, for the year ended December 31, 2006 and this report does not affect our report thereon dated January 26, 2007. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, TX
January 26, 2007

END